PW



10032617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
NOV 24 2010

| SEC FILE NUMBER |
|---|
| 8- 42662 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities, Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Highway, Suite 200
(No. and Street)

Farmington Hills (City) Michigan (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman A. Pappas (248) 539-8292
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510, Southfield, MI 48033
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET D. JORGENSON
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jan 29, 2014
ACTING IN COUNTY OF Oakland

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

## Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2010, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2010, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 28, 2010

# THE ENTERPRISE SECURITIES COMPANY

## BALANCE SHEET

## SEPTEMBER 30, 2010

### ASSETS (Note 1)

| | |
|---|---|
| CURRENT ASSETS | |
| Cash and cash equivalents | $ 210,855 |
| Commissions receivable | 21,728 |
| Deferred income tax | 1,452 |
| | $ 234,035 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| CURRENT LIABILITIES | |
| Commissions payable (Note 3) | $ 9,023 |
| Federal income tax payable | 226 |
| | 9,249 |
| STOCKHOLDERS' EQUITY | |
| Common stock - no par value | |
| Authorized - 60,000 shares | |
| Issued and outstanding - 1,000 shares | 10,000 |
| Retained earnings | 214,786 |
| | 224,786 |
| | $ 234,035 |

See notes to the financial statements.

# THE ENTERPRISE SECURITIES COMPANY

## STATEMENT OF INCOME

## YEAR ENDED SEPTEMBER 30, 2010

| | | |
|---|---|---|
| REVENUE | | $ 1,751,492 |
| EXPENSES | | |
| Commissions | $ 1,576,355 | |
| Regulatory fees | 10,391 | |
| Compliance fees | 13,908 | |
| Professional fees | 2,250 | |
| Reimbursed operating expenses (Note 3) | 130,500 | 1,733,404 |
| INCOME FROM OPERATIONS | | 18,088 |
| OTHER INCOME (EXPENSE) | | |
| Interest | 10 | |
| Loss on disposal of investment | ( 3,300) | ( 3,290) |
| INCOME BEFORE INCOME TAX | | 14,798 |
| INCOME TAX (Note 1) | | |
| Current | | 952 |
| Deferred | | 1,266 |
| | | 2,218 |
| NET INCOME | | $ 12,580 |

See notes to the financial statements.

# THE ENTERPRISE SECURITIES COMPANY

## STATEMENT OF STOCKHOLDERS' EQUITY

## YEAR ENDED SEPTEMBER 30, 2010

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| BALANCE - OCTOBER 1, 2009 | 1,000 | $ 10,000 | $ 202,206 | $ 212,206 |
| NET INCOME | | | 12,580 | 12,580 |
| BALANCE - SEPTEMBER 30, 2010 | 1,000 | $ 10,000 | $ 214,786 | $ 224,786 |

See notes to the financial statements.

# THE ENTERPRISE SECURITIES COMPANY

## STATEMENT OF CASH FLOWS

## YEAR ENDED SEPTEMBER 30, 2010

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 12,580 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Deferred income tax | 1,266 |
| Changes in operating assets and liabilities | |
| Commissions receivable | 13,551 |
| Refundable federal income tax | 726 |
| Commissions payable | ( 22,727) |
| Federal income tax payable | 226 |
| Net cash provided by operating activities | 5,622 |
| DISPOSAL OF INVESTMENT | 3,300 |
| NET INCREASE IN CASH | 8,922 |
| CASH - BEGINNING OF YEAR | 201,933 |
| CASH - END OF YEAR | $ 210,855 |

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

### Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

### Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

### Commissions Receivable

No allowance for doubtful accounts is considered necessary.

### Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder and investment losses for financial statement purposes and for income tax purposes.

## 2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2010, the focus report excess net capital per part A, line 14 was in agreement with the balance of $208,650 reported in the annual audited financial statements.

3. RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company paid $130,500 to an affiliate as reimbursement of operating expenses for the year ended September 30, 2010.

The Company paid commissions of $1,352,949 to its stockholder for the year ended September 30, 2010. At September 30, 2010, commissions payable to the stockholder amounted to $6,379.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 28, 2010, the date on which the financial statements were available to be issued.

# COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 224,786 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | 224,786 [3500] |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | [3520] |
| | B. Other (deductions) or allowable credits (List) | | |
| | Federal income tax payable [3525A] | [3525B) | |
| | [3525C] | [3525D) | |
| | [3525E] | [3525F] | 226 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | 225,012 [3530] |
| 6. | Deductions and/or charges: | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | 6,897 [3540 | |
| | B. Secured demand note deficiency | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | [3600] | |
| | D. Other deductions and/or charges | [3610] | ( 6,897) [3620] |
| 7. | Other additions and/or credits (List)) | | |
| | [3630A] | [3630B] | |
| | [3630C] | [3630D] | |
| | [3630E] | [3630F] | [3630] |
| 8. | Net capital before haircuts on securities positions | | 218,115 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| | A. Contractual securities commitments | [3660] | |
| | B. Subordinated securities borrowings Trading and investment securiti as | [3670] | |
| | 1. Exempted securities | [3735] | |
| | 2. Debt securities | [3733] | |
| | 3. Options | [3730] | |
| | 4. Other securities | [3734] | |
| | D. Undue Concentration | [3650] | |
| | E. Other (List) | | |

| | | |
|---|---|---|
| [3736A] | [3736B] | |
| [3736C] | [3736D] | |
| [3736E] | [3736F] | |
| Money Market Fund | 3,465 [3736] | ( 3,465) [3740] |
| 10. Net capital | | 214,650 [3750} |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part** *A*

| | | |
|---|---|---|
| 11. | Minimum net capital required (6.6698% of line 19) | 617 **[3756]** |
| **12.** | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A), | 5,000 [3758] |
| **13.** | Net capital requirement (greater of line 11 or 12) | 5,000 **[3760]** |
| **14.** | Excess net capital (line 10 less 13) | 209,650 **[3770]** |
| **15.** | Excess net capital at 1000% (line 10 less 10% of line 19) | 213,725 **[3780]** |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| **16.** | Total A.I. liabilities from Statement of Financial Condition | | 9,249 **[3790]** |
| **17.** | Add: | | |
| | A. Drafts for immediate credit | [3800] | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | [3810] | |
| | C. Other unrecorded amounts(List) | | |
| | [3820A] | [3820B] | |
| | [3820C] | [3820D] | |
| | [3820E] | [3820F] | |
| | | [3820] | [3830 |
| 19. | Total aggregate indebtedness | | 9,249 [3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | % | 4.3089 [3850] |

## OTHER RATIOS

| | | | |
|---|---|---|---|
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % | 3.9520 [3860] |

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Communication of No Material Weaknesses

Board of Directors
The Enterprise Securities Company

In planning and performing our audit of the financial statements of The Enterprise Securities Company as of and for the year ended September 30, 2010, in accordance with U.S. generally accepted auditing standards, we considered The Enterprise Securities Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.



Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 28, 2010

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of The Enterprise Securities Company
30301 Northwestern Hwy., Suite 200
Farmington Hills, MI 48334

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by The Enterprise Securities Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating The Enterprise Securities Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Enterprise Securities Company's management is responsible for The Enterprise Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kirschner Hutton Perlin, P.C.

October 28, 2010